Exhibit 99.1

Inspira Technologies Nears Final Regulatory Clearance for the ART100 in the UAE, Accelerating Gulf Region Expansion

RA’ANANA, Israel, November 6, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it has completed the regulatory submission of its FDA-cleared INSPIRA™ ART100 system (“ART100”) to the United Arab Emirates Ministry of Health and Prevention (“MOHAP”). Final approval is expected within days, marking a decisive step toward commercial entry into the Gulf region.

This regulatory milestone follows successful high-level government discussions in the UAE, during which Inspira laid the groundwork for potential nationwide deployment and clinical integration of the ART100 system following the approval by the MOHAP. The achievement further advances Inspira’s global commercialization roadmap.

Dagi Ben-Noon, Chief Executive Officer of Inspira, commented:

“We are executing decisively on our global commercialization strategy for the ART100 system. The UAE’s regulatory progress marks a defining step forward in Inspira’s expansion across one of the world’s fastest-growing healthcare markets. Our team is fully prepared commercially, operationally, and clinically to move rapidly once authorization by MOHAP is granted.”

The UAE is recognized for its efficient and innovation-driven regulatory framework. Inspira believes that the ART100’s anticipated authorization will reinforce its regional partnerships and unlock broad commercialization potential across the UAE region’s enterprise healthcare networks.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated timeline for final regulatory approval by MOHAP, the potential for the submission to significantly contribute to unlocking commercialization opportunities for the Company, that the approval by MOHAP would mark a decisive step toward commercial entry into the Gulf region, that the Company expects to be fully prepared commercially, operationally, and clinically to move rapidly following the anticipated authorization by MOHAP, and the belief that the ART100’s anticipated authorization will reinforce the Company’s regional partnerships and unlock broad commercialization potential across the Middle East’s enterprise healthcare networks. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485